SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No  X

Q3 07 Earnings Results

I. Performance in Q3 2007 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q3 07	Q2 07	Q3 06	QoQ	YoY
Quarterly Results
Revenues	3,953	3,355	2,773	17.8%	42.6%
Operating Income	693	150	-382	362.0%	—
Income Before Tax	659	124	-422	431.5%	—
Net Income	524	228	-321	129.8%	—

II. IR Event of Q3 2007 Earnings Results

1. Provider of Information:	IR Communication team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q3 07 Earnings Results of LG.Philips LCD

4. Date & Time:	4:30 p.m. (Korea Time) on October 9, 2007 in Korean
9:00 p.m. (Korea Time) on October 9, 2007 in English

5. Venue & Method:	1) Earnings release conference in Korean:

- Grand Conference Room, 4th floor,
Korea Investment & Securities Building,
27-1, Yoido-dong, Youngdungpo- gu, Seoul

2) Conference call in English:

- Please refer to IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com

6. Contact Information

1) Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management
Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:

Kanghee Kim, Assistant Manager, Financing Team (82-2-3777-1665)

3) Relevant Team:	IR Communication team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation material for Q3 07 Earnings Results is attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q3 07 are unaudited. They are provided for the convenience of investors and can be subject to change.

*	The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

					(Unit: KRW B)
Item	Q3 07	Q2 07	Q3 06	QoQ	YoY
Quarterly Results
Revenues	3,953	3,355	2,773	17.8%	42.6%
Operating Income	672	147	-378	357.1%	—
Income Before Tax	651	147	-408	342.9%	—
Net Income	502	262	-307	91.6%	—

Korean GAAP non-consolidated information

					(Unit: KRW B)
Item	Q3 07	Q2 07	Q3 06	QoQ	YoY
Quarterly Results
Revenues	3,975	3,267	2,729	21.7%	45.7%
Operating Income	709	139	-384	410.1%	—
Income Before Tax	662	122	-426	442.6%	—
Net Income	524	228	-321	129.8%	—

Attached: 1) Press Release

                2) Presentation Material

Attachment 1. Press Release

LG.PHILIPS LCD REPORTS THIRD QUARTER 2007 RESULTS

SEOUL, Korea - October 9, 2007 - LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ended September 30, 2007. Amounts in Korean Won (KRW) are translated into US dollars (USD) at the noon buying rate in effect on September 28, 2007, which was KRW 914 per US dollar.

•

Sales in the third quarter of 2007 increased by 18% to KRW 3,953 billion (USD 4,325 million) from sales of KRW 3,355 billion (USD 3,671 million) in the second quarter of 2007 and increased 43% compared to KRW 2,773 billion (USD 3,034 million) in the third quarter of 2006.

•

Operating profit in the third quarter of 2007 was KRW 693 billion (USD 758 million) compared to an operating profit of KRW 150 billion (USD 164 million) in the second quarter of 2007, and an operating loss of KRW 382 billion (USD 418 million) in the third quarter of 2006.

•

EBITDA in the third quarter of 2007 was KRW 1,376 billion (USD 1,505 million), an increase of 62% from KRW 850 billion (USD 930 million) in the second quarter of 2007 and a year-over-year increase of 366% from KRW 295 billion (USD 323 million) in the third quarter of 2006.

•

Net income in the third quarter of 2007 was a profit of KRW 524 billion (USD 573 million) compared to a profit of KRW 228 billion (USD 249 million) in the second quarter of 2007 and a loss of KRW 321 billion (USD 351 million) in the third quarter of 2006.

Young Soo Kwon, CEO of LG.Philips LCD, said, “We are pleased with our financial performance this quarter, underscored by better than expected profit levels. These strong results reflect our focus on value based management including our continued diligence on reducing costs, maintaining a disciplined CAPEX strategy, developing marketing initiatives focused on our customer base, and managing appropriate inventory levels given both the current and projected market demand. Additionally, better than anticipated cost savings this quarter of 9 percent in terms of USD came as a result of our product development effort and effectively managing the supply chain. We are well on our way to achieving this year’s guided cost reduction of approximately 30 percent.”

Mr. Kwon continued, “Today, the Board of Directors approved investment in a Gen 8 facility with additional CAPEX of around KRW 2.5 trillion, targeting ramp-up in the first half of 2009. We believe this timing is in line with expected market demand of large-sized LCD TVs.”

“In conclusion, our current strategic decisions produced constructive results in the third quarter and attest that we are progressing in the right direction and well positioned to retain our role as a disciplined leader in this dynamic industry.”

Third Quarter Financial Review

Revenue and Cost

Revenue for the three-month period ended September 30, 2007, increased by 43% to KRW 3,953 billion (USD 4,325 million) from KRW 2,773 billion (USD 3,034 million) for the corresponding period of 2006. TFT-LCD panels for TVs, monitors, notebook PCs and other applications accounted for 48%, 25%, 22% and 5%, respectively, on a revenue basis in the third quarter of 2007.

Overall, the Company shipped a total of 3.1 million square meters of net display area in the third quarter of 2007, an increase of 11% quarter-on-quarter. The average selling price per square meter of net display area shipped was USD 1,364, which was an increase of approximately 7% compared to the average of the second quarter of 2007. The ending average selling price per square meter was USD 1,369, an increase of approximately 4% compared to the end of the second quarter of 2007.

For the third quarter of 2007, the cost of goods sold per square meter of net display area shipped decreased 9 % to KRW 1.0 million (USD 1,071) from the second quarter of 2007.

Liquidity

Cash and cash equivalents of LG.Philips LCD were KRW 1,656 billion (USD 1,812 million) as of September 30, 2007. Total debt was KRW 4,432 billion (USD 4,849 million), and the net debt-to-equity ratio was 37% as of September 30, 2007, compared to 49% as of June 30, 2007.

Capital Spending

Capital expenditures in the third quarter of 2007 were KRW 328 billion (USD 359 million) compared to KRW 908 billion (USD 993 million) in the third quarter of 2006, and were largely for P7.

Capacity

Total production input capacity on an area basis increased approximately 17 % sequentially in the third quarter and was largely due to increase of production, mainly in P7.

Outlook

The following expectations are based on information as of October 9, 2007. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“We are encouraged by the progress we have made over the last 5 quarters, as we have fundamentally shifted the company’s perspective from being volume driven to becoming value-based. This focus will continue into the quarters ahead. Our overriding goal is to generate greater shareholder value and our management team is committed to making the right strategic decisions to that effect.” said Ron Wirahadiraksa, CFO of LG.Philips LCD.

“Looking ahead, we expect shipments in the fourth quarter of 2007 to increase by a mid single digit percentage with a low single digit percentage declining average and ending ASP. We expect shipments in the TV segment to increase by a high single digit percentage with a mid single digit percentage declining average and ending ASP. In the IT segment, we anticipate shipments to decrease by a low single digit percentage with an average ASP flat and a mid single digit percentage declining ending ASP. Our COGS reduction per square meter is expected to be a low single digit percentage in the fourth quarter. As a result, we expect our EBITDA margin for the fourth quarter of 2007 to be in the mid thirties percentage range. We plan to maintain our capital expenditures in 2007 to approximately KRW 1 trillion. In addition, we expect our CAPEX for 2008 to be around KRW 3 trillion, which we feel is the right approach to capital spending given market demand.” Mr. Wirahadiraksa concluded.

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on October 9, 2007, at 4:30 p.m. Korea Standard Time on the 4th floor, in the Grand Conference room of the Korea Investment & Securities Building, 27-1 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 12:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 for both callers in Korea and callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD web site: http://www.lgphilips-lcd.com.

Investors can listen to the conference call via the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 110120#.

About LG.Philips LCD

LG.Philips LCD Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG.Philips LCD currently operates seven fabrication facilities and four back-end assembly sites in Korea, China and Poland. The Company has a total of 23,000 employees operating in ten countries around the world. Please visit http://www.lgphilips-lcd.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:

John Kim

LG.Philips LCD

Tel: +822-3777-1010

Email: jonghkim@lgphilips-lcd.com

Media Contacts:

Sue Kim

LG.Philips LCD

Tel: +822-3777-0970

Email: sue.kim@lgphilips-lcd.com

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007				2006
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
REVENUES	3,953,065	100%	10,030,102	100%	2,772,774	100%	7,558,906	100%
Cost of goods sold	(3,061,442)	-77%	(8,875,407)	-88%	(3,018,773)	-109%	(7,842,081)	-104%

GROSS PROFIT	891,623	23%	1,154,695	12%	(245,999)	-9%	(283,175)	-4%

Selling, general & administrative	(198,530)	-5%	(519,470)	-5%	(136,065)	-5%	(419,275)	-6%

OPERATING INCOME	693,093	18%	635,225	6%	(382,064)	-14%	(702,450)	-9%

Interest income	16,230	0%	37,084	0%	5,151	0%	23,536	0%
Interest expense	(53,543)	-1%	(155,577)	-2%	(50,815)	-2%	(125,759)	-2%
Foreign exchange gain (loss), net	26,894	1%	42,761	0%	1,369	0%	(1,043)	0%
Others, net	(23,996)	-1%	(22,562)	0%	4,371	0%	(3,921)	0%

Total other income (expense)	(34,415)	-1%	(98,294)	-1%	(39,924)	-1%	(107,187)	-1%

INCOME BEFORE TAX	658,678	17%	536,931	5%	(421,988)	-15%	(809,637)	-11%

Income tax (expense) benefit	(134,447)	-3%	47,188	0%	101,022	4%	214,669	3%

NET INCOME(LOSS)	524,231	13%	584,119	6%	(320,966)	-12%	(594,968)	-8%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007				2006
	September 30		June 30		September 30		June 30
ASSETS
Current assets:
Cash and cash equivalents	1,656,419	12%	1,237,643	9%	471,747	3%	778,877	6%
Trade accounts and notes receivable	2,258,545	16%	1,470,025	11%	1,330,539	10%	985,798	7%
Inventories	905,802	6%	961,911	7%	1,148,286	8%	1,270,899	9%
Other current assets	350,547	2%	557,951	4%	320,707	2%	378,207	3%
Total current assets	5,171,313	37%	4,227,530	31%	3,271,279	24%	3,413,781	25%

Investments and other non-current assets	738,982	5%	721,135	5%	703,452	5%	578,946	4%
Property, plant and equipment, net	8,027,862	57%	8,631,646	63%	9,578,309	70%	9,702,000	70%
Intangible assets, net	105,449	1%	114,047	1%	181,576	1%	190,984	1%

Total assets	14,043,606	100%	13,694,358	100%	13,734,616	100%	13,885,711	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	922,697	7%	630,074	5%	672,721	5%	787,845	6%
Trade accounts and notes payable	1,144,782	8%	976,534	7%	881,443	6%	632,011	5%
Other payables and accrued liabilities	836,477	6%	980,332	7%	1,230,404	9%	1,563,409	11%

Total current liabilities	2,903,956	21%	2,586,940	19%	2,784,568	20%	2,983,265	21%

Long-term debt	3,509,342	25%	4,026,528	29%	3,806,675	28%	3,413,995	25%
Other non-current liabilities	111,555	1%	94,970	1%	71,812	1%	64,770	0%

Total liabilities	6,524,853	46%	6,708,438	49%	6,663,055	49%	6,462,030	47%

Common Stock and additional paid-in capital	4,100,150	29%	4,100,150	30%	4,064,251	30%	4,064,251	29%
Retained Earnings	3,423,492	24%	2,899,261	21%	3,013,718	22%	3,334,684	24%
Capital adjustment	(4,973)	0%	(13,491)	0%	(6,408)	0%	24,746	0%
Controlling Interest	7,518,669	54%	6,985,920	51%	7,071,561	51%	7,423,681	53%
Minority Interest	84	0%	0	0%	0	0%	0	0%

Total liabilities and shareholders’ equity	14,043,606	100%	13,694,358	100%	13,734,616	100%	13,885,711	100%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007		2006
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net Income	524,231	584,119	(320,966)	(594,968)
Depreciation	667,211	2,049,497	659,072	1,878,125
Amortization	12,524	35,659	12,733	37,954
Others	34,884	120,190	5,052	55,735

Operating Cash Flow	1,238,850	2,789,465	355,891	1,376,846
Net Change in Working Capital	(293,623)	(1,129,183)	(34,156)	(683,211)

Change in accounts receivable	(811,538)	(1,430,809)	(356,037)	(74,461)
Change in inventory	56,109	146,903	122,613	(457,501)
Change in accounts payable	173,234	205,324	253,875	193,604
Change in others	288,572	(50,601)	(54,607)	(344,853)

Cash Flow from Operation	945,227	1,660,282	321,735	693,635
Capital Expenditures	(327,879)	(1,331,455)	(908,087)	(2,742,791)

Acquisition of property, plant and equipment	(317,110)	(1,311,029)	(907,819)	(2,745,098)
(Delivery)	(90,815)	(679,814)	(535,936)	(2,312,646)
(Other account payables)	(226,295)	(631,215)	(371,883)	(432,452)
Intangible assets investment	(3,481)	(15,572)	(1,970)	(5,363)
Others	(7,288)	(4,854)	1,702	7,670

Cash Flow before Financing	617,348	328,827	(586,352)	(2,049,156)
Cash Flow from Financing Activities	(198,573)	373,229	279,222	941,451

Net Cash Flow	418,775	702,056	(307,130)	(1,107,705)

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007				2006
	Three months ended Sep 30		Nine months ended Sep 30		Three months ended Sep 30		Nine months ended Sep 30
REVENUES	3,953,065	100%	10,030,102	100%	2,772,774	100%	7,558,906	100%
Cost of goods sold	(3,053,320)	-77%	(8,845,458)	-88%	(3,008,521)	-109%	(7,834,173)	-104%

GROSS PROFIT	899,745	23%	1,184,644	12%	(235,747)	-9%	(275,267)	-4%
Selling, general & administrative	(227,794)	-6%	(570,402)	-6%	(141,829)	-5%	(434,860)	-6%

OPERATING INCOME	671,951	17%	614,242	6%	(377,576)	-14%	(710,127)	-9%
Interest income	16,230	0%	37,084		5,151	0%	23,536	0%
Interest expense	(45,020)	-1%	(142,382)	-1%	(43,979)	-2%	(117,672)	-2%
Foreign exchange gain (loss), net	4,319	0%	27,594	0%	5,123	0%	35,701	0%
Others, net	3,201	0%	18,582	0%	3,341	0%	19,867	0%

Total other income (expense)	(21,270)	-1%	(59,122)	-1%	(30,364)	-1%	(38,568)	-1%

INCOME BEFORE TAX	650,681	16%	555,120	6%	(407,940)	-15%	(748,695)	-10%
Income tax (expense) benefit	(148,972)	-4%	39,616	0%	100,449	4%	200,677	3%

NET INCOME(LOSS)	501,709	13%	594,736	6%	(307,491)	-11%	(548,018)	-7%

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED BALANCE SHEETS

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007				2006
	Sep 30		Jun 30		Sep 30		Jun 30
ASSETS
Current assets:
Cash and cash equivalents	1,656,419	12%	1,237,643	9%	471,747	3%	778,877	6%
Trade accounts and notes receivable	2,258,545	16%	1,470,025	11%	1,330,539	10%	985,798	7%
Inventories	904,642	6%	961,166	7%	1,147,575	8%	1,270,142	9%
Other current assets	351,889	3%	564,552	4%	326,424	2%	388,313	3%
Total current assets	5,171,495	37%	4,233,386	31%	3,276,285	24%	3,423,130	25%

Investments and other non-current assets	756,043	5%	748,963	5%	710,701	5%	581,577	4%
Property, plant and equipment, net	8,069,844	57%	8,686,465	63%	9,663,242	71%	9,786,667	71%
Intangible assets, net	72,995	1%	71,608	1%	45,380	0%	43,791	0%

Total assets	14,070,377	100%	13,740,422	100%	13,695,608	100%	13,835,165	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	922,616	7%	630,453	5%	672,853	5%	788,349	6%
Trade accounts and notes payable	1,144,782	8%	976,534	7%	881,443	6%	632,011	5%
Other payables and accrued liabilities	853,271	6%	1,016,826	7%	1,236,235	9%	1,569,747	11%

Total current liabilities	2,920,669	21%	2,623,813	19%	2,790,531	20%	2,990,107	22%

Long-term debt	3,552,685	25%	4,051,842	29%	3,801,984	28%	3,415,261	25%
Other non-current liabilities	116,436	1%	99,939	1%	75,560	1%	68,199	0%

Total liabilities	6,589,790	47%	6,775,594	49%	6,668,075	49%	6,473,567	47%
Common stock and additional paid-in capital	4,037,977	29%	4,037,239	29%	4,035,331	29%	4,034,636	29%
Retained earnings	3,444,649	24%	2,942,939	21%	2,994,673	22%	3,302,164	24%
Capital adjustment	(2,123)	0%	(15,350)	0%	(2,471)	0%	24,798	0%
Controlling Interest	7,480,503	53%	6,964,828	51%	7,027,533	51%	7,361,598	53%
Minority Interest	84	0%	0	0%	0	0%	0	0%

Total liabilities and shareholders’ equity	14,070,377	100%	13,740,422	100%	13,695,608	100%	13,835,165	100%

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007		2006
	Three months ended Sep 30	Nine months ended Sep 30	Three months ended Sep 30	Nine months ended Sep 30
Net Income	501,709	594,736	(307,491)	(548,018)
Depreciation	668,579	2,053,603	661,929	1,886,696
Amortization	2,863	6,676	1,735	4,978
Others	85,478	168,045	1,783	2,061

Operating Cash Flow	1,258,629	2,823,060	357,956	1,345,717
Net Change in Working Capital	(313,402)	(1,162,778)	(36,220)	(652,081)

Change in accounts receivable	(811,538)	(1,430,809)	(356,037)	(74,461)
Change in inventory	56,524	146,948	122,567	(457,998)
Change in accounts payable	173,234	205,324	253,875	193,604
Change in others	268,378	(84,241)	(56,625)	(313,226)

Cash Flow from Operation	945,227	1,660,282	321,736	693,636
Capital Expenditures	(327,879)	(1,331,455)	(908,086)	(2,742,791)

Acquisition of property, plant and equipment	(317,110)	(1,311,029)	(907,818)	(2,745,097)
(Delivery)	(90,815)	(679,814)	(535,936)	(2,312,646)
(Other account payables)	(226,295)	(631,215)	(371,882)	(432,451)
Intangible assets investment	(3,481)	(15,572)	(1,970)	(5,363)
Others	(7,288)	(4,854)	1,702	7,669

Cash Flow before Financing	617,348	328,827	(586,350)	(2,049,155)
Cash Flow from Financing Activities	(198,573)	373,229	279,220	941,450
Proceeds from Issuance of common stock	0	0	0	0

Net Cash Flow	418,775	702,056	(307,130)	(1,107,705)

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

Net Income Reconciliation to US GAAP

(In millions of KRW)

	2007
	Q3	Q2
Net Income under K GAAP	524,231	228,487
US GAAP Adjustments	(22,522)	33,781
Depreciation of PP&E	(655)	(655)
Amortization of IPR	9,321	9,253
Adjustment of AR discount loss	(34)	(1,237)
Capitalization of financial interests	7,045	(794)
Inventory Valuation	(76)	0
Pension expense	(260)	979
Income tax effect of US GAAP Adjustments	(14,526)	11,103
ESOP	(738)	(738)
Convertible bonds (including FX valuation)	(18,711)	13,425
Stock appreciation right	(550)	(1,605)
Cash flow hedge	(3,339)	4,049
Others	1	1

Net Income under US GAAP	501,709	262,268

- These financial statements are provided for informational purposes only(Unaudited).

Q3 ’07 Q3 ’07 Earnings Results Earnings Results October 9, 2007 Attachment 2. Presentation Material

1
Disclaimer
Disclaimer
This presentation contains forward-looking statements.  We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean
Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.  Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.  These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel;
and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.  Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.
This presentation also includes information regarding our historical financial performance through
September 30, 2007, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by United States Securities and Exchange Commission rules.  As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q3 2007
Earnings Results Presentation.

2 Q3 ’07 Earnings Results Q3 ’07 Earnings Results

3
Income Statement
Income Statement
25 6 (12) 7 13 Net margin
24 10 11 25 35 EBITDA margin
32 14 (14) 4 18 Operating margin
32 14 (9) 9 23 Gross margin
Margin (%)
N/A 130% (321) 228 524 Net income
N/A 431% (422) 124 659 Income before tax
366% 62% 295 850 1,376 EBITDA
N/A 362% (382) 150 693 Operating Income
N/A 186% (246) 312 892 Gross Profit
1% 1% 3,019 3,043 3,061 COGS
43% 18% 2,773 3,355 3,953 Revenue
YoY Change QoQ Change Q3 ’06 Q2 ’07 Q3 ’07 KRW b
Source: Unaudited, Company financials
K GAAP (Consolidated)

4
Balance Sheet
Balance Sheet
6% 8% 7,072 6,986 7,519 Shareholders’ equity
(20) (12)
57
49 37 Net debt to equity ratio (%)
(8%) (13%) 3,807 4,027 3,509 Long-term debt
37% 47% 673 630 923 Short-term debt
(2%) (3%) 6,663 6,708 6,525 Liabilities
(21%) (6%) 1,148 962 906 Inventory
251% 34% 472 1,238 1,656 Cash and cash equivalents
2% 3% 13,735 13,694 14,044 Assets
YoY Change QoQ Change Q3 ’06 Q2 ’07 Q3 ’07 KRW b
Source: Unaudited, Company financials
K GAAP (Consolidated)

5
8 (6) 672 686 680 Depreciation & Amortization
30 (2) 5 37 35 Others
(260) 269 (34) (563) (294) Net change in working capital
725 160 (307) 258 418 Net change in cash
(478) (581) 279 382 (199) Financing activities
1,203 741 (586) (124) 617 Cash flow before financing
580 184 (908) (512) (328) CAPEX
623 557 322 388 945 Cash flow from operations
845 296 (321) 228 524 Net income
YoY Change QoQ Change Q3 ’06 Q2 ’07 Q3 ’07 KRW b
Cash Flow
Cash Flow
Source: Unaudited, Company financials
K GAAP (Consolidated)

6 Performance Highlights Performance Highlights

7
Shipments and ASP
Shipments and ASP
Total K m² *
ASP/m² ** (USD)
Source: Company financials
* Net display area shipped
** Quarterly average selling price per square meter of net display area shipped
Display area shipment in K m²
ASP per m²
(USD)
1,993
2,275
$1,430
$1,414
0
1,000
2,000
3,000
4,000
Q3 ’06 Q4 ’06 Q1 ’07 Q2 ’07
$0
$1,000
$2,000
2,243
$1,287
Q3 ’07
$1,274
5,000
2,822
3,127
$1,364

8 Revenue: Product Mix Revenue: Product Mix Source: Company financials (Based on USD) Notebooks Monitors TVs Applications Q1 ’07 Q2 ’07 50 100 0 Q3 ’07% 27% 21% 5% 47% 28% 22% 5% 45% 25% 22% 5% 48%

9
Q3 ’07 Capacity Update
Q3 ’07 Capacity Update
P7 averaged 127K sheets per month for the third quarter
Source: Company financials
Quarterly input capacity
by Area (K m² )
P1-P3
P4
P5
P6
P7
0
1,000
2,000
3,000
5,000
409 413
362 386
420
389
418
416
437
487
507
534
520
549
605
1,092
1,211
1,162
1,228
1,367
682
1,032
1,021
1,298
1,675
4,000
Q3 ’06 Q4 ’06 Q1 ’07 Q2 ’07 Q3 ’07
3,079
3,607
3,481
3,898
4,554

10
Cash ROIC
Cash ROIC
Source: Unaudited, Company financials
* IC (Invested Capital) equals average of net debt and equity for the designated period; Quarterly ratios are annualized
K GAAP (Consolidated)
EBITDA margin
Sales / IC*
Cash ROIC
18%
124%
23%
11%
112%
12%
19%
Q3 ’06 Q4 ’06 Q1 ’07 Q2 ’07 Q3 ’07
107%
20%
25%
126%
32%
Q3 ’06 Q4 ’06 Q1 ’07 Q2 ’07 Q3 ’07
Q3 ’06 Q4 ’06 Q1 ’07 Q2 ’07 Q3 ’07
35%
51%
148%

11 Outlook Outlook

12
Appr. KRW 1 Trillion
Mid thirties (%)
Low single digit (%)
Mid single digit (%)
Mid single digit (%)
Low single digit (%)
Flat (%)
Mid single digit (%)
Low single digit (%)
Low single digit (%)
High single digit (%)
Mid single digit (%)
IT
TV
IT
TV
IT
TV
(USD)
COGS per m²
EBITDA margin
CAPEX (KRW bn)
End QoQ ASP per m²
(USD)
Avg QoQ ASP per m²
(QoQ)
Total Shipment in m²
Q4 ’07
Outlook
Outlook
Source: Company financials, delivery base
Others P7 Future production facilities
2006 2007
549
1,221
1,064
485
270
260
2,834
1,015
CAPEX Schedule (KRW b)

13 Questions and Answers Questions and Answers

14 Appendix Appendix

15
24 5 (11) 8 13 Net margin
23 8 11 26 34 EBITDA margin
31 13 (14) 4 17 Operating margin
32 13 (9) 10 23 Gross margin
Margin (%)
N/A 92% (307) 262 502 Net income
N/A 343% (408) 147 651 Income before tax
355% 57% 297 863 1,352 EBITDA
N/A 357% (378) 147 672 Operating Income
N/A 180% (236) 321 900 Gross Profit
1% 1% 3,009 3,034 3,053 COGS
43% 18% 2,773 3,355 3,953 Revenue
YoY Change QoQ Change Q3 ’06 Q2 ’07 Q3 ’07 KRW b
Source: Unaudited, Company financials
US GAAP Income Statement
US GAAP Income Statement

16
6% 7% 7,028 6,965 7,480
Shareholders’ equity
(19) (11) 57 49 38
Net debt to equity ratio (%)
(7%) (12%) 3,802 4,052 3,553 Long-term debt
37% 47% 673 630 923
Short-term debt
(1%) (3%) 6,668 6,775 6,590
Liabilities
(21%) (6%) 1,148 961 905 Inventory
251% 34% 472 1,238 1,656
Cash and cash equivalents
3% 2% 13,696 13,740 14,070 Assets
YoY Change QoQ Change Q3 ’06 Q2 ’07 Q3 ’07 KRW b
Source: Unaudited, Company financials
US GAAP Balance Sheet
US GAAP Balance Sheet

17
7 (6) 664 677 671
Depreciation & Amortization
84 66 1 19 85 Others
(277) 257 (36) (570) (313)
Net change in working capital
725 160 (307) 258 418 Net change in cash
(478) (581) 279 382 (199)
Financing activities
1,203 741 (586) (124) 617 Cash flow before financing
580 184 (908) (512) (328)
CAPEX
623 557 322 388 945 Cash flow from operations
809 240 (307) 262 502 Net income
YoY Change QoQ Change Q3 ’06 Q2 ’07 Q3 ’07 KRW b
Source: Unaudited, Company financials
US GAAP Cash Flow
US GAAP Cash Flow

18
14 (19) Convertible bonds (including FX valuation)
(2) (1) Stock appreciation right
4 (3) Cash flow hedge
262 502
Net Income under US GAAP
0 0 Others
(1) (1) ESOP
11 (14) Income tax effect of US GAAP Adjustments
1 0 Pension expense
(1) 7 Capitalization of financial interests
(1) 0 Adjustment of AR discount loss
10 10 Amortization of IPR
(1) (1) Depreciation of PP&E
34 (22) US GAAP Adjustments
228 524 Net Income under K GAAP
Q2 ’07 Q3 ’07 KRW b
Source: Unaudited, Company financials
Net Income Reconciliation to US GAAP
Net Income Reconciliation to US GAAP

19
1,376
0
13
667
135
(16)
53
524
1,352
1
3
668
149
(16)
45
502
Q3 ’07
1 1
2
2 6. Amortization of Intangible Asset
809 240 (307) 262 1. Net Income
YoY Change QoQ Change Q3 ’06 Q2 ’07 US GAAP (KRW b)
1 (5) 44 50 2. Interest Expense
(11) (4)
(5)
(12)
3. Interest Income
249 264 (100) (115) 4. Provision (benefit) for Income Taxes
6 (7) 662 675 5. Depreciation of PP&E
1,081 526 295 850 EBITDA (1+2+3+4+5+6+7)
0 0
0
0 7. Amortization of Debt Issuance Cost
8 (7) 659 674 5. Depreciation of PP&E
236 239
(101)
(104) 4. Provision (benefit) for Income Taxes
1,055 489 297 863 EBITDA (1+2+3+4+5+6+7)
0 0 1 1 7. Amortization of Debt Issuance Cost
0 1 13 12 6. Amortization of Intangible Asset
(11) (4) (5) (12) 3. Interest Income
3 1 50 52 2. Interest Expense
845 296
(321)
228
1. Net Income
YoY Change QoQ Change Q3 ’06 Q2 ’07 Q3 ’07 K GAAP (KRW b)
Source: Unaudited, Company financials
EBITDA Reconciliation
EBITDA Reconciliation

20
EBITDA Reconciliation (Continued)
EBITDA Reconciliation (Continued)
EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes;
depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost.  EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes.
We believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies.
EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

21 LG. Philips LCD makes technology you can see… Thank You !!!

October 9, 2007 New Direction New Direction 1. Progress of ’07 Major Action Items 2. Current Issues 3. Profitability in ’07

23
1. Progress of ’07
1. Progress of ’07 Major Action Items
1) Increase capacity by shortening Tact Time
(Maximize equipment efficiency)
2) Significantly enhance production capacity of the
existing fabs by minimizing loss (Challenge limits)
3) Some effects to show from Q3 ’07
(Contribute to the revenue increase)
4) Further upgraded Max Capa & Min Loss activity in progress
Improvement of theoretical capacity
Increase of utilization rate
3. Production
Capacity
Expansion
1) Planning and execution of aggressive cost reduction model for 2007
Cost reduction through active sales of lower cost models
(Early start of model change)
Start the development of models for 2008
2. Developing
Lower Cost Model
1) Timely purchase CI in correlation with panel price
decline
Simple price cut has limitation to further lower purchasing price
Co-work on cost reduction ideas for co-existence
Support suppliers’ business innovation
1. Lowering
Purchasing Price

24
1. Progress of ’07
1. Progress of ’07 Major Action Items
1) Achieved superiority in pricing over competitors by
strengthening price management, etc.
5. Price Management
Through consideration management:
Customer-oriented mindset
Voluntary, positive mindset
Building teamwork
Establish strong organizational culture, enabling to
challenge limits
7. Organization Culture
1) Continuous reduction of O/H cost rate: 8% Point
2) Continuous reduction of Labor cost rate: 2% Point
4. Overhead Cost
Reduction
$25 ($39) Price Difference (42W-40W)
$511 $665 40W HD
$536 $626 42W
Sep ’07 Dec ’06 Panel price (USD)
(Source : DisplaySearch Monthly (Sep '07, Mar '07) Large Area Pricing Report)
1) Superiority of IPS technology for high-end TVs
(120HZ, Full HD)
6. Superiority of IPS

25
2. Current Issues
2. Current Issues
1) Possibility for Philips to sell some portion of its LPL
shares during ’07.
2) Philips to discuss with LPL on how and to whom
it sells LPL shares.
Currently, one or two companies have interests.
1. Philips Overhang
1) Decision on Gen 8 investment
Glass Size (mm) : 2,200 X 2,500
Input Capacity : 83 K sheet / Month
Main Product : 47W, 52W
Mass Production : 1H '09
Investment Amount : KRW 2.7 trillion
2. Gen 8 Investment
MOU was signed on Sep 20 and formal contract is in progress
1) Both companies have agreed to end patent disputes raised
2) Cross-license contract between the two companies
3) Compensation payment to LPL, of which amount is not
for disclosure
3. CPT License

26
3. Profitability in ’07
3. Profitability in ’07
• Concerns on PDP price decline
- But PDP price decline may not affect significantly on LCD
• The shortage situation will be continued or eased depending on products
• Sales may be decreased as a result of some equipment alteration for CAPA enhancement
• Considering the profit deterioration from strong Korean won against USD, operating profit is forecasted to be reduced a bit compared to Q3 ’07 operating profit
Q4 '07

27
Dec
'06
Jan
'07
Feb Mar Apr May Jun Jul Aug Sep
Dec
'06
Jan
'07
Feb Mar Apr May Jun Jul Aug Sep
Appendix 1) Theoretical CAPA and
Appendix 1) Theoretical CAPA and
Production Utilization Rate
Production Utilization Rate
38% improvement
15% Point
increase
Compared to Jan ’07, when Max Capa & Min Loss activities started, theoretical capa has improved by 38% and production utilization rate has been increased by 15% point as of Sep ’07
Production Utilization Rate
( Km  )
Theoretical Capacity
(%)
2

28
Appendix 2) Customers’
Appendix 2) Customers’
Evaluation on
Evaluation on
LPL’s
LPL’s IPS 120Hz FHD/HD
JVC: Letter of appreciation for receiving ‘Summer Best Buy’ award from ‘HiVi’ (June ’07)
and ‘Visual Grand Prix’ award from ‘AV Review’ (July ’07) with LPL’s 42” 120Hz FHD product
“Thanks
to your excellent 42” 120Hz FHD panel, we have received ‘Summer Best Buy’ award from
‘HiVi’ in June ’07 and ‘Visual Grand Prix’ award from ‘AV Review’ in July ’07. We sincerely appreciate your dedication and support, which enable us to receive these awards.”
Toshiba: Evaluation on the performance of 120Hz FHD panel (Q2 ’07)
“All our engineers are certain that LPL’s IPS is superior to others, and LPL can be the leading company with its technological dominance in the 120Hz FHD market.”
Philips (120Hz): Self-evaluation test for motion blur reduction (Q2 ’07)
LPL 32” HD Panel (Best) >> SS 32” HD TV >> Sony 32” HD TV (Worst)
Loewe (120Hz): Self-evaluation test for motion blur reduction (Q2 ’07)
LPL 42” HD Panel (Best) >> Sharp 42” HD Panel >> SS 40” HD Panel
Generally customers are satisfied with our 120Hz FHD/HD products, which demonstrates excellence of IPS tech.
Source: TV Product Planning Team

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: October 9, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer